Exhibit 99.1

Silver Wheaton Receives TSX Approval for a Normal Course Issuer Bid

TSX:SLW
NYSE:SLW

VANCOUVER, Sept. 18, 2015 /CNW/ - Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) announces that the Toronto Stock Exchange (the "TSX") has accepted the notice of Silver Wheaton's intention to commence a normal course issuer bid (the "NCIB").

On September 14, 2015, Silver Wheaton announced its intention to seek TSX approval for an NCIB. This approval allows the Company to purchase up to 20,229,671 Common Shares (representing 5% of the Company's 404,593,425 total issued and outstanding Common Shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The NCIB will expire no later than September 22, 2016.

All purchases made pursuant to the NCIB will be made through the facilities of the TSX, the New York Stock Exchange, or other Canadian or United States market places. In accordance with TSX rules, any daily purchases (other than pursuant to a block purchase exemption) on the TSX under the NCIB are limited to a maximum of 320,440 Common Shares, which represents 25% of the average daily trading volume on the TSX for the six months ended August 31, 2015.

Silver Wheaton may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Silver Wheaton ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Silver Wheaton's broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

The actual number of Common Shares which may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors including other options to expand the Company's portfolio of assets. Any Common Shares that are purchased under the NCIB will be cancelled.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company's portfolio of low-cost and long-life assets, including precious metal and gold streams on Vale's Salobo mine and Hudbay's Constancia project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to Silver Wheaton's proposed normal course issuer bid, number of shares that may be purchased under the normal course issuer bid, projected increases to Silver Wheaton's production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton's production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests, and assessments of the impact and resolution of various legal and tax matters, including proceedings before the courts.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the market price of the Common Shares being too high to ensure that purchases benefit the Company and its shareholders, fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton's acquisition strategy, risks related to the market price of Silver Wheaton's shares, risks related to Silver Wheaton's holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, differences in the interpretation or application of tax laws and regulations or accounting policies and rules, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form and the additional risks identified under "Risks and Uncertainties" in Management's Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F and Form 6-K filed August 11, 2015, both on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: that the Common Shares will from time to time trade below their value, that the Company will complete purchases of Common Shares pursuant to the NCIB, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 72:1

SOURCE Silver Wheaton Corp.

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Silver Wheaton Corp., Tel: 1-800-380-8687, Email: info@silverwheaton.com, Website: www.silverwheaton.com

CO: Silver Wheaton Corp.

CNW 17:05e 18-SEP-15